Exhibit 21.1

Subsidiaries of the Company

The Company is structured as follows: Thunder Mountain Gold, Inc., a Nevada Corporation, owns 100% of the outstanding stock of Thunder Mountain Resources, Inc., a Nevada Corporation. Thunder Mountain Resources, Inc. owns 100% of the outstanding stock of South Mountain Mines, Inc., an Idaho Corporation. South Mountain Mines, Inc. owns 75% ownership of Owyhee Gold Territory, LLC (f/k/a Owyhee Gold Trust, LLC), an Idaho Limited Liability Company. Thunder Mountain Gold, Inc., a Nevada Corporation, also owns 100% of the outstanding stock of South Mountain Mine Services, an Idaho Limited Liability Company.